                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                    NATIONAL BANCSHARES CORPORATION OF TEXAS
                                       AT
                              $24.75 NET PER SHARE
                   (SUBJECT TO ADJUSTMENT AS PROVIDED HEREIN)
                                       BY

                             NBC ACQUISITION CORP.,
                          A WHOLLY-OWNED SUBSIDIARY OF

                      INTERNATIONAL BANCSHARES CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 7, 2001, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF JULY 30, 2001 (THE "MERGER AGREEMENT"), AMONG INTERNATIONAL BANCSHARES CORPORATION, NBC ACQUISITION CORP. AND NATIONAL BANCSHARES CORPORATION OF TEXAS (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS TENDER THEIR SHARES (AS DEFINED HEREIN) IN THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST TWO-THIRDS OF ALL THE SHARES (DETERMINED ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION") AND (B) ALL APPROVALS REQUIRED FOR THE CONSUMMATION OF THE OFFER AND THE MERGER FROM ANY GOVERNMENTAL ENTITIES (AS DEFINED HEREIN), INCLUDING, WITHOUT LIMITATION, THOSE REQUIRED, UNDER THE BANK HOLDING COMPANY ACT OF 1956, HAVING BEEN OBTAINED (AND ANY APPLICABLE WAITING PERIODS WITH RESPECT THERETO HAVING EXPIRED).

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to The Bank of New York (the "Depositary") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in
Section 2 of this Offer to Purchase, deliver an Agent's Message (as hereinafter defined) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2 of this Offer to Purchase, in each case prior to the expiration of the Offer, or
(2) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in
Section 2 of this Offer to Purchase.

     Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent") or to Sandler O'Neill & Partners, L.P. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.
                            ------------------------

                      The Dealer Manager for the Offer is:

                        SANDLER O'NEILL & PARTNERS, L.P.
August 9, 2001

                               TABLE OF CONTENTS

                                                                PAGE
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
THE TENDER OFFER............................................      7
   1. Terms of the Offer....................................      7
   2. Procedures for Tendering Shares.......................      9
   3. Withdrawal Rights.....................................     11
   4. Acceptance for Payment and Payment....................     12
   5. Certain U.S. Federal Income Tax Consequences..........     13
   6. Price Range of the Shares; Dividends on the Shares....     14
   7. Effect of the Offer on the Market for the Shares; AMEX
      Listing; Exchange Act Registration; Margin
      Regulations...........................................     14
   8. Certain Information Concerning the Company............     15
   9. Certain Information Concerning Parent and the
     Purchaser..............................................     17
  10. Source and Amount of Funds............................     18
  11. Contacts and Transactions with the Company; Background
     of the Offer...........................................     18
  12. Purpose of the Offer; the Merger Agreement; Plans for
     the Company............................................     20
  13. Dividends and Distributions...........................     37
  14. Certain Conditions of the Offer.......................     37
  15. Certain Legal Matters.................................     38
  16. Fees and Expenses.....................................     41
  17. Miscellaneous.........................................     41
SCHEDULE I -- Directors and Executive Officers of Parent and
  the Purchaser.............................................    S-1

                               SUMMARY TERM SHEET

     NBC Acquisition Corp. is offering to purchase all of the outstanding common stock of National Bancshares Corporation of Texas for $24.75 per share, subject to adjustment as described under "The Merger Agreement -- Determination of Offer Price" in Section 12 of this offer to purchase, net to the seller in cash, without interest. The following are some of the questions you, as a shareholder of National Bancshares Corporation of Texas, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

     Our name is NBC Acquisition Corp. We are a Texas corporation formed for the purpose of making a tender offer for all of the common stock of National Bancshares Corporation of Texas. We are a wholly owned subsidiary of International Bancshares Corporation, a Texas corporation. See "Introduction" and "Certain Information Concerning Parent and the Purchaser" in Section 9 of this offer to purchase.

WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding common stock of National Bancshares Corporation of Texas. See "Introduction" and "Terms of the Offer" in
Section 1 of this offer to purchase.

HOW MUCH ARE YOU OFFERING TO PAY, HOW WOULD THE OFFER PRICE BE ADJUSTED, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $24.75 per share, subject to downward adjustment as described under "The Merger Agreement -- Determination of Offer Price" in
Section 12 of this offer to purchase, net to you, in cash, without interest. The downward adjustment would be triggered if the environmental remediation costs related to one of National Bancshares Corporation of Texas' properties exceeds $200,000. The adjustment is on a dollar for dollar basis for the total purchase price for all shares. If the adjustment is more than $200,000 National Bancshares Corporation of Texas may terminate the merger agreement and not proceed with the transaction. Assuming a total purchase price adjustment of $200,000, the offer price per share would be adjusted downward by approximately $0.05. We will publicly announce the definitive offer price not less than 10 business days prior to accepting any shares for purchase pursuant to the offer. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and "Terms of the Offer" in Section 1 of this offer to purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     International Bancshares Corporation, our parent company, will provide us with sufficient funds to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. International Bancshares Corporation expects to obtain sufficient funds from internally generated funds of International Bancshares Corporation and its subsidiaries. The offer is not conditioned upon any financing arrangements. See "Source and Amount of Funds" in Section 10 of this offer to purchase.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

     - the offer is being made for all outstanding shares solely for cash;

     - the offer is not subject to any financing condition; and

     - if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on September 7, 2001, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See "Terms of the Offer" in Section 1 and "Procedures for Tendering Shares" in Section 2 of this offer to purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

     - we will extend the offer for a period of time we believe necessary to cause the conditions to our offer to be satisfied, if on a scheduled expiration date any of the conditions to our offer are not satisfied; however, we are not required to extend the offer beyond December 31, 2001; and

     - we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

     See "Terms of the Offer" in Section 1 of this offer to purchase.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See "Terms of the Offer" in Section 1 of this offer to purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     There is no financing condition to the offer; however:

     - we are not obligated to purchase any tendered shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least two-thirds of the shares of National Bancshares Corporation of Texas outstanding on a fully diluted basis. We have agreed not to waive this minimum tender condition without the consent of National Bancshares Corporation of Texas.

     - we are not obligated to purchase any tendered shares if any approvals required for the consummation of the offer and the merger from any governmental entities, including those required under the Bank Holding Company Act of 1956, have not been obtained or any applicable waiting periods relating to such approvals have not expired.

     The offer is also subject to a number of other conditions. See "Certain Conditions of the Offer" in Section 14 of this offer to purchase.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to The Bank of New York, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents

Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three American Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See "Procedures for Tendering Shares" in Section 2 of this offer to purchase.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw shares at any time until the offer has expired and, if we have not, by October 8, 2001, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See "Terms of the Offer" in Section 1 and "Withdrawal Rights" in
Section 3 of this offer to purchase.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See "Terms of the Offer" in Section 1 and "Withdrawal Rights" in Section 3 of this offer to purchase.

WHAT DOES THE NATIONAL BANCSHARES CORPORATION OF TEXAS BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to a merger agreement among us, International Bancshares Corporation and National Bancshares Corporation of Texas. The National Bancshares Corporation of Texas board of directors approved and adopted the merger agreement, our tender offer and our proposed merger with National Bancshares Corporation of Texas. The board of directors of National Bancshares Corporation of Texas has determined that the offer and the merger are advisable and fair to and in the best interests of National Bancshares Corporation of Texas and its shareholders and recommends that shareholders tender their shares in the tender offer. A statement by the board of directors of National Bancshares Corporation of Texas in favor of the offer and the proposed merger and a summary of the opposing views of two directors of National Bancshares Corporation of Texas is included in National Bancshares Corporation of Texas' Schedule 14D-9 being provided to you along with this offer to purchase. See the "Introduction" to this offer to purchase.

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

     Officers and directors of National Bancshares Corporation of Texas owning a total of 508,867 shares (representing 13.5% of the shares outstanding, or 12.3% on a fully diluted basis) have agreed in writing to tender their shares in the offer. See "Purpose of the Merger; the Merger Agreement; Plans for the Company" in Section 12 of this offer to purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED IN THE OFFER?

     If we accept for payment and pay for at least two-thirds of the outstanding shares on a fully diluted basis of National Bancshares Corporation of Texas, we will subsequently be merged with National Bancshares Corporation of Texas. If that merger takes place, International Bancshares Corporation will own all of the shares of National Bancshares Corporation of Texas, and all other shareholders of National Bancshares Corporation of Texas will receive the same amount that is paid in the offer.

     There are no dissenters' rights available in connection with the offer. However, if the merger takes place, shareholders who have not sold their shares in the offer will have dissenters' rights under Texas law. See "Purpose of the Offer; the Merger Agreement; Plans for the Company" in Section 12 of this offer to purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger takes place, shareholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to dissent from the merger under Texas law. Therefore, if the merger takes place and you do not perfect your dissenters' rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. Even if the merger does not take place, the number of shareholders and shares of National Bancshares Corporation of Texas may be so small that the shares may no longer be traded on the American Stock Exchange or any other securities exchange. Also, National Bancshares Corporation of Texas may cease to comply with the SEC's rules governing publicly held companies. See "Effect of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations" in Section 7 and "Purpose of the Offer; the Merger Agreement; Plans for the Company" in Section 12 of this offer to purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On July 30, 2001, the last trading day before National Bancshares Corporation of Texas and International Bancshares Corporation announced that they had signed the merger agreement, the last sale price of the shares reported on the American Stock Exchange was $18.50 per share. On August 8, 2001, the last trading day before we commenced our tender offer, the last sale price of the shares was $24.10 per share. We advise you to obtain a recent quotation for shares of National Bancshares Corporation of Texas in deciding whether to tender your shares. See "Price Range of the Shares; Dividends on the Shares" in Section 6 of this offer to purchase.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call Innisfree M&A Incorporated at (888) 750-5834 (toll free) or Sandler O'Neill & Partners, L.P. at (866) 732-1234 (toll free). Innisfree M&A Incorporated is acting as the information agent and Sandler O'Neill & Partners, L.P. is acting as the dealer manager for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock of
NATIONAL BANCSHARES CORPORATION OF TEXAS:

                                  INTRODUCTION

     NBC ACQUISITION CORP., a Texas corporation (the "Purchaser") and wholly owned subsidiary of INTERNATIONAL BANCSHARES CORPORATION, a Texas corporation ("Parent"), hereby offers to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of NATIONAL BANCSHARES CORPORATION OF TEXAS, a Texas corporation (the "Company"), at a price of $24.75 per Share, subject to adjustment as described under "The Merger Agreement -- Determination of Offer Price" in Section 12 of this Offer to Purchase (as so adjusted, the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering shareholders whose Shares are registered in their own names and who tender directly to the Depositary (as hereinafter defined) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of Sandler O'Neill & Partners, L.P., which is acting as Dealer Manager (the "Dealer Manager"), The Bank of New York, which is acting as the Depositary (the "Depositary"), and Innisfree M&A Incorporated, which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See "Fees and Expenses" in Section 16 of this Offer to Purchase.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 30, 2001 (the "Merger Agreement"), among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Texas law) will be converted into the right to receive the Offer Price paid pursuant to the Offer in cash, without interest thereon. The Merger Agreement is more fully described in
Section 12 of this Offer to Purchase.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER. THE FACTORS CONSIDERED BY THE BOARD OF DIRECTORS OF THE COMPANY IN ARRIVING AT ITS DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND IS BEING MAILED TO SHAREHOLDERS OF THE COMPANY CONCURRENTLY HEREWITH. TWO OF THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS VOTED AGAINST APPROVAL OF THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

     KEEFE, BRUYETTE & WOODS, INC. HAS ACTED AS THE COMPANY'S FINANCIAL ADVISOR. THE OPINION OF KEEFE, BRUYETTE & WOODS, INC., DATED JULY 30, 2001, THAT, AS OF SUCH DATE, THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW IS SET FORTH IN FULL AS AN ANNEX TO THE SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO, AND SHOULD, CAREFULLY READ THE SCHEDULE 14D-9 AND SUCH OPINION IN THEIR ENTIRETY.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES (DETERMINED ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION") AND (B) ALL APPROVALS REQUIRED FOR THE CONSUMMATION OF THE OFFER AND THE MERGER FROM ANY GOVERNMENTAL ENTITIES, INCLUDING, WITHOUT LIMITATION, THOSE REQUIRED UNDER THE BANK HOLDING COMPANY ACT OF 1956, HAVING BEEN OBTAINED (AND ANY APPLICABLE WAITING PERIODS WITH RESPECT THERETO HAVING EXPIRED).

     Consummation of the Merger is subject to a number of conditions, including approval by shareholders of the Company and Shares having been purchased pursuant to the Offer.

     The Company has informed the Purchaser that, as of May 6, 2001, there were:
(a) 3,770,501 Shares issued and outstanding; and (b) 363,325 Shares subject to outstanding options to purchase Shares from the Company. Based upon the foregoing and assuming that no Shares are otherwise issued after May 6, 2001, Purchaser believes that the Minimum Tender Condition will be satisfied if at least 2,755,884 Shares are validly tendered and not withdrawn prior to the Expiration Date, unless such condition is waived by the Purchaser with the consent of the Company. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of Shares and Company stock options outstanding on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Tender Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other shareholder of the Company. See Section 12 of this Offer to Purchase.

     Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 of this Offer to Purchase.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 of this Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on September 7, 2001, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

     The Purchaser may, without the consent of the Company, and expressly reserves the right (but shall not be obligated) to extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, (a) if at the Expiration Date any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (c) for any reason on one or more occasions for a period of not more than five business days beyond the latest expiration date that would otherwise be permitted by clause
(a) or (b) of this sentence. If all of the conditions to the Offer are not satisfied on the Expiration Date then, provided that all such conditions are reasonably capable of being satisfied, the Purchaser will extend the Offer for one or more periods of time until such conditions are satisfied or waived; provided that the Purchaser will not be required to extend the Offer beyond December 31, 2001(the "Outside Date"). UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer,
(ii) reduce the price per Share to be paid pursuant to the Offer, other than any adjustment to the price per Share to be paid by Purchaser as provided under "The Merger Agreement -- Determination of Offer Price" in Section 12 of this Offer to Purchase, (iii) waive the Minimum Tender Condition or modify or add to the conditions of the Offer in any manner adverse to the holders of Shares, (iv) except as provided above, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares.

     If by 12:00 midnight, New York City time, on September 7, 2001 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) except as set forth above with respect to the Minimum Tender Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) except as set forth above, to amend the Offer; provided, however, that if all such conditions that have not been satisfied or waived prior to the Expiration Date are reasonably capable of being satisfied, the Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived, provided that the Purchaser shall not be required to extend the Offer beyond the Outside Date.

     Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

     Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a "Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

     During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20-business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after September 7, 2001. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

     THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

     The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURES FOR TENDERING SHARES

     Valid Tender of Shares. For a shareholder to validly tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as hereinafter defined), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as hereinafter defined) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY (AS HEREINAFTER DEFINED), IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2 of this Offer to Purchase, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an

"Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

          (a) such tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

          (c) either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the American Stock Exchange (the "AMEX") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Appointment. By executing a Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after August 9, 2001. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of U.S. federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct, that such shareholder is not subject to backup withholding and that such shareholder is a U.S. person. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding at a rate of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are generally not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 8, 2001.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of this Offer to Purchase at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the Bank Holding Company Act of 1956 (the "BHC Act"). Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

     The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 3 of this Offer to Purchase.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer or Merger and the shareholder's aggregate adjusted tax basis in the Shares tendered by the shareholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be.

     If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the Shares exceeds one year. In the case of a tendering noncorporate shareholder, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 20%. In addition, there are limits on the deductibility of capital losses.

     A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the shareholder provides its TIN and certifies under penalty of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See "Backup Withholding" under Section 2 of this Offer to Purchase. Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income tax return.

     The foregoing discussion is based on the Code, regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code -- such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations and financial institutions -- and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are listed on the AMEX under the symbol "NBT", and have been at all times since August 28, 1995. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the AMEX. The Company did not pay any dividends on the Shares during the periods indicated.

                                                               HIGH      LOW
                                                              ------    ------
Fiscal Year Ended December 31, 1999:
  First Quarter.............................................  $16.63    $15.00
  Second Quarter............................................  $15.88    $14.13
  Third Quarter.............................................  $15.88    $14.75
  Fourth Quarter............................................  $15.13    $14.25
Fiscal Year Ended December 31, 2000:
  First Quarter.............................................  $14.88    $13.00
  Second Quarter............................................  $14.00    $13.06
  Third Quarter.............................................  $13.69    $13.00
  Fourth Quarter............................................  $13.50    $13.13
Fiscal Year Ending December 31, 2001:
  First Quarter.............................................  $19.95    $13.44
  Second Quarter............................................  $20.50    $17.25
  Third Quarter (through August 8, 2001)....................  $24.10    $18.00

     On July 30, 2001, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the AMEX was $18.50 per Share. On August 8, 2001, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the AMEX was $24.10 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; AMEX LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     Market For The Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public prior to the consummation of the Merger.

     Amex Listing. After consummation of the Offer and prior to the Merger, or if the Merger is not consummated for any reason after consummation of the Offer, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the AMEX. According to the AMEX's published guidelines, the AMEX would consider delisting the Shares if, among other things, (i) the number of publicly held Shares falls below 200,000, (ii) the total number of holders of Shares falls below 300 or (iii) the aggregate market value of publicly held Shares falls below $1,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of more than 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company, as of May 6, 2001, there were 3,770,501 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the AMEX for continued listing and the Shares are no longer listed, the market for Shares could be adversely affected.

     If the AMEX were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of
Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Texas corporation with its principal offices at 12400 Highway 281 North, Suite 375, San Antonio, Texas 78216, and its telephone number is (210) 403-4100. According to the Company's Annual Report for the fiscal year ended December 31, 2000, the Company is a bank holding company. It conducts its banking operations through 12 facilities located in South and Central Texas. At March 31, 2001, the Company had assets of $606.3 million and total deposits of $534.5 million.

     Set forth below is certain selected financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and the Company's Report on Form 10-Q for the quarter ended March 31, 2001. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

           NATIONAL BANCSHARES CORPORATION OF TEXAS AND SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                  QUARTER ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                                                  ------------------------    ------------------------
                                                     2001          2000          2000          1999
                                                  ----------    ----------    ----------    ----------
                                                        (UNAUDITED)
                                                    (dollars in thousands, except per share amounts)
Statement of Income Data:
  Interest income...............................   $ 10,189      $  9,447      $ 39,951      $ 35,666
  Interest expense..............................      5,005         4,376        19,215        15,707
                                                   --------      --------      --------      --------
     Net interest income........................      5,184         5,071        20,736        19,959
  Provision (credit) for loan losses............        120           190           584           625
  Non-interest income...........................      1,273         1,098         6,081         2,614
  Non-interest expense..........................      4,724         4,498        18,265        17,586
  Income taxes..................................        555           542         2,904         1,624
                                                   --------      --------      --------      --------
     Net income.................................   $  1,058      $    939      $  5,064      $  2,738
Common Share Data:
  Basic earnings per share......................   $   0.28      $   0.23      $   1.26      $   0.66
  Diluted earnings per share....................   $   0.28      $   0.22      $   1.24      $   0.64
Balance Sheet Data:
  Total assets..................................   $606,276      $567,975      $591,285      $549,784
  Investments and federal funds sold............    293,020       267,062       278,174       235,582
  Total loans...................................    264,905       242,440       256,482       247,406
  Allowance for loan losses.....................      3,523         3,009         3,429         2,841
  Total deposits................................    534,526       507,567       524,906       489,740
  Other debt....................................      4,017         6,741         5,232         7,017
  Total stockholders' equity....................     63,856        51,056        58,583        50,633

     Investment Portfolio.  As described under "The Merger
Agreement -- Investment Portfolio" in Section 12 of this Offer to Purchase, the Merger Agreement provides that if at any time the Portfolio Gain (as hereinafter defined) of the Investment Portfolio (as hereinafter defined) is at or below $8,500,000, the Company shall, upon the written request of Parent, promptly dispose of all (or such other portion as Parent may direct) of the securities in the Investment Portfolio.

     Certain Company Projections. During the course of discussions between representatives of Parent and the Company, the Company provided Parent or its representatives with certain non-public business and financial information about the Company. This information included the following projections for the Company for the year 2001:

                                                                   2001
                                                              --------------
                                                              (in thousands)
Net Income -- Subsidiary Bank (After Tax)...................      $7,521
Consolidated Net Income.....................................      $6,218

     The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised the Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

     Available Information. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

     The Purchaser, a Texas corporation that is a wholly owned subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are owned by International Bancshares Corporation.

     Parent is a corporation organized under the laws of the state of Texas. The principal office of Parent is located at 1200 San Bernardo Ave., Laredo, Texas 78040, and its telephone number is (956) 722-7611. The principal office of the Purchaser is located 1200 San Bernardo Ave., Laredo, Texas 78040, and its telephone number is (956) 722-7611. Parent is a multi-bank holding company with $6.1 billion in assets. Parent has more than 100 facilities serving 30 Texas communities, including Laredo, Houston, San Antonio, Corpus Christi, McAllen, Brownsville, Port Lavaca, Zapata and other communities throughout the Rio Grande Valley and the Texas Gulf Coast.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, neither the Purchaser nor Parent, nor, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Purchaser or Parent or any of the persons so listed, beneficially owns any equity security of the Company, and neither the Purchaser nor Parent nor, to the knowledge of the Purchaser or Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase or the Schedule TO (as hereinafter defined), (a) there have not been any contacts, transactions or negotiations between the Purchaser or Parent, any of their respective subsidiaries or, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) neither the Purchaser nor Parent nor, to the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Parent and its affiliates, the Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. SOURCE AND AMOUNT OF FUNDS

     The Offer is not conditioned on any financing arrangements.

     The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and the Merger, to make certain payments to the holders of outstanding Company stock options in connection with the Merger as described under "The Merger Agreement -- Stock Options" in Section 12 of this Offer to Purchase, and to pay fees and expenses related to the Offer and the Merger (currently estimated to be $600,000) is estimated to be approximately $98.2 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by Parent, either directly or through one or more wholly owned subsidiaries of Parent, to the Purchaser. Parent plans to make these contributions or loans through internally generated funds of Parent and its subsidiaries.

11. CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER

     In March 2001, Parent learned that the Company may be interested in pursuing a business combination. Upon learning this, R. David Guerra, President of Parent's McAllen, Texas operations, contacted Marvin E. Melson, Chief Executive Officer and President of the Company, to inquire as to the Company's interest in such a transaction. Mr. Melson informed Mr. Guerra that the Company had engaged Keefe, Bruyette & Woods, Inc. ("KBW") to review strategic alternatives for the Company, including a potential sale of the Company. Jonathan A. Nixon, General Counsel of Parent, then contacted Craig R. McMahen of KBW to inquire as to the Company's plans. Mr. McMahen explained that the Company was in fact considering a potential sale and had already received indications of interest from other potential acquirers. Mr. Nixon requested Mr. McMahen to provide information to Parent so that it could consider whether it might have an interest in acquiring the Company.

     On March 28, 2001, Parent entered into a confidentiality agreement with the Company. Thereafter, KBW delivered to Parent a Confidential Sales Memorandum containing publicly available information relating to the Company as well as confidential financial projections prepared by the Company's management and updated financial information.

     By letter dated April 3, 2001, addressed to the Company, Parent communicated its preliminary non-binding expression of interest for a business combination, which stated that Parent's formulation of an actual offer would be contingent upon, among other things, satisfactory completion of a due diligence investigation of the Company as well as the proposed transaction being structured in a manner that would achieve federal income tax treatment acceptable to Parent. In its letter, Parent included two alternative proposals, each structured as a purchase of assets and assumption of liabilities. Under one alternative, Parent would pay $47 million to the Company to acquire the assets and assume the liabilities of the Company. Under the other proposal, Parent would pay $47 million to the Company to acquire the assets and assume the liabilities of the Company other than the assets and liabilities related to the San Antonio, Texas branch banking operations, which Parent determined to be of marginal value to it given Parent's significantly larger existing presence in the San Antonio market. Thereafter, Craig McMahen of KBW communicated to Mr. Christopher Quackenbush of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), Parent's financial advisor, that the Company was not interested in a transaction structured as a purchase of assets and assumption of liabilities. Rather, it was interested only in an acquisition of all of the Company's outstanding shares.

     On April 4, 2001, Mr. Dennis E. Nixon, Chairman of the Board and President of Parent, met with representatives of the Company in San Antonio, Texas, and discussed the terms of a possible transaction. Thereafter, representatives of KBW and Sandler O'Neill had various discussions relating to the valuation of the Company.

     By letter dated April 6, 2001, addressed to the Company, Parent communicated a non-binding expression of interest relating to Parent's purchase of all the capital stock of the Company for a purchase price in a range between $102 million and $105 million. Parent's indication of interest was again subject to the conditions contained in its April 3, 2001, letter, including Parent's satisfactory due diligence review of the Company.

     By letter dated April 18, 2001, Parent advised the Company that it would be willing to pay an aggregate of $102 million for the fully diluted shares of the Company and would allow for up to $2 million of transaction costs, including employee and officer severance payments. The letter noted that such valuation was premised on the Company agreeing to use its best efforts to preserve the unrecognized gain in the Company's investment portfolio. Parent's proposal was again subject to the conditions set out in its previous letters, including Parent's satisfactory due diligence review of the Company. Subsequent to such letter, representatives of Sandler O'Neill and KBW held additional discussions regarding valuation and structuring matters. Thereafter, Parent communicated by letter dated April 25, 2001, a revised proposal whereby it would acquire the fully diluted shares of the Company for an aggregate purchase price of $104.25 million, including transaction costs owed by the Company in connection with the transaction. In addition, the Company would be allowed to make severance payments in amounts consistent with industry standards to employees and officers of the Company who were terminated as a result of the proposed transaction. Upon receipt of such letter, the Company preliminarily indicated that such proposal would be acceptable assuming the negotiation, delivery and execution of a mutually-agreeable merger agreement.

     On May 1, 2001, Parent commenced its due diligence review of the Company.

     Over the next several weeks, representatives of Cadwalader, Wickersham & Taft, special counsel to the Company, and Cox & Smith Incorporated, counsel to Parent, had numerous conferences to discuss contractual and due diligence issues.

     During the week of May 14, 2001, Chris Quackenbush of Sandler O'Neill contacted Craig McMahen to inform him that Parent had concluded its preliminary due diligence review and desired to meet with representatives of the Company to discuss the results thereof. On, May 23, 2001, Dennis E. Nixon, Chairman of the Board and President of Parent, Jay Lustig, the Company's Chairman, Tom Hacker, a director of the Company, Mark Flaster of Sandler O'Neill, and Craig McMahen met in San Antonio, Texas. Mr. Nixon reviewed in detail the results of Parent's due diligence review of the Company and indicated that, based on such review, Parent was not willing to pay the $104.25 million purchase price contemplated by its April 25,

2001, letter. Mr. Nixon noted that Parent would consider a purchase price of $92.0 million for all of the Company's fully diluted shares. After further discussions regarding the appropriate valuation for the Company's shares, Mr. Nixon expressed a willingness to consider a purchase price in the range of $94 - 96 million. The meeting concluded with no agreement having been reached.

     Thereafter, representatives of Sandler O'Neill and KBW had numerous conversations regarding the valuation of the Company, including discussions concerning the valuation of the Company's investment portfolio. While such conversations were taking place, Parent's and the Company's respective legal counsel continued to negotiate the terms of a definitive merger agreement. A primary focus of the parties discussions and negotiations was the valuation of the Company's investment portfolio and the allocation of the economic risk of fluctuations in the value of the portfolio. The parties considered various alternatives with respect to the investment portfolio, most of which would have resulted in an adjustment to the purchase price for the Company's shares if the value of the portfolio went above or below certain levels.

     On June 19, 2001, Parent transmitted a letter to the Company wherein Parent advised the Company that Parent was willing to pay a purchase price of $96.5 million for the fully-diluted shares of the Company (which amount reflected a per-share price of $24.50), subject to adjustment (i) upward to the extent the unrecognized gain on the Company's investment portfolio exceeded $10.0 million or (ii) downward to the extent such unrecognized gain was less than $8.0 million. Parent's proposal was again subject to the conditions set out in its previous letters, including Parent's satisfactory due diligence review of the Company.

     In the course of discussions between Parent and the Company, the Company proposed that the transaction be converted to a cash tender offer for the Company's shares followed by a merger in which shares not tendered would be cashed-out for the same consideration paid in the tender offer. The Company believed that such a structure would enable Company shareholders to receive the purchase price for their shares more quickly. During the week of July 23, 2001, Parent presented two alternative proposals to the Company, both of which contemplated a tender offer for all of the Company's shares followed by a cash-out merger for the shares not tendered. The first proposal was at a price of $24.50 per share subject to upward adjustment to the extent the higher of (i) the highest average unrecognized gain on the Company's investment portfolio over any period of 15 consecutive trading days between the date of the definitive agreement and a date 11 business days prior to Parent's first purchase of shares pursuant to the tender offer, and (ii) the amount of such unrecognized gain as of such date, exceeded $10 million. The second alternative proposed for a purchase price of $24.75,with no adjustment relating to the Company's investment portfolio. Both alternatives also included a potential downward adjustment in the purchase price for certain potential environmental remediation costs.

     At a meeting on Monday July 30, 2001, the Company's Board of Directors approved the second alternative as presented, and the Merger Agreement was executed after the close of the market that afternoon. The transaction was publicly announced before the opening of trading on Tuesday, July 31, 2001.

     On August 9, 2001, Parent commenced the Offer.

12. PURPOSE OF THE OFFER; THE MERGER AGREEMENT; PLANS FOR THE COMPANY

  Purpose.

     The purpose of the Offer is to enable Parent to acquire control of the Company and to acquire the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

  The Merger Agreement.

     The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission and incorporated herein by reference. The Merger Agreement may be examined, and copies obtained, as described under "Available Information" in Section 8 of this Offer to Purchase.

     The Offer. The Merger Agreement provides for the commencement of the Offer at the Offer Price. The Purchaser may not, without the consent of the Company,
(i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive the Minimum Tender Condition (as hereinafter defined), add to the conditions to the Offer set forth in the Merger Agreement, which are described under "Certain Conditions of the Offer" in
Section 14 of this Offer to Purchase, or modify any such condition to the Offer in a manner adverse to the holders of Shares, (iv) except as described under "Terms of the Offer" in Section 1 of this Offer to Purchase, extend the Offer,
(v) change the form of consideration payable in the Offer, or (vi) otherwise amend the offer in any manner adverse to the holders of Shares.

     The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or a subsidiary of Parent, the Purchaser or the Company or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Texas law) will be converted into the right to receive the Offer Price paid pursuant to the Offer in cash, without interest thereon.

     Determination of Offer Price. The Merger Agreement provides that the Offer Price shall be an amount equal to the difference of (x) $24.75 minus (y) the Per Share Environmental Adjustment Amount (as hereinafter defined).

     "Per Share Environmental Adjustment Amount" means the quotient of (x) the Environmental Adjustment Amount (as hereinafter defined) divided by (y) the sum of (1) the number of Shares issued and outstanding immediately prior to the commencement of the Offer plus (2) the number of Shares issuable with respect to the Company stock options outstanding immediately prior to the commencement of the Offer assuming for purposes of this calculation that all outstanding Company stock options are immediately exercisable and fully vested.

     "Environmental Adjustment Amount" means the Environmental Expenditure Amount (as hereinafter defined) minus $200,000.

     "Environmental Expenditure Amount" will be calculated as of the Environmental Expenditure Determination Date (as hereinafter defined) and will equal the aggregate amount of all expenditures made or required to be made to remedy or cure any of the following: (1) outstanding fines, penalties or other damages with respect to any Subject Property (as hereinafter defined), (2) investigation, remediation or monitoring of any Subject Property (including without limitation eventual removal of asbestos-containing material), (3) preparing and obtaining approval by the appropriate environmental regulatory authority of remediation plans with respect to a Subject Property, or (4) any violations of applicable environmental laws with respect to any Subject Property.

     "Environmental Adjustment Determination Date" will be the date which is three (3) Business Days (as hereinafter defined) prior to the Determination Date.

     "Determination Date" means the Business Day immediately preceding the date that is ten (10) Business Days prior to the date on which the Purchaser intends, subject to the conditions of the Offer, to first purchase any Shares pursuant to the Offer.

     Parent will notify the Company of the Environmental Adjustment Amount in writing by 5:00 p.m., San Antonio, Texas time, on or prior to the Environmental Adjustment Determination Date. If the Environmental Adjustment Amount is in excess of $200,000, then the Company may, within one (1) Business Day of its receipt of notice of the Environmental Adjustment Amount deliver a notice to Parent stating its intent to terminate the Merger Agreement unless Parent agrees in writing within one (1) Business Day of its receipt of said notice to limit the Environmental Adjustment Amount to $200,000. Upon Parent's agreement in writing to so limit the Environmental Adjustment Amount to $200,000, the Environmental Adjustment Amount shall be limited to $200,000. If Parent shall not have agreed in writing to limit the Environmental Adjustment Amount to $200,000 within one (1) Business Day of its receipt of any said notice, the Company may terminate the Merger Agreement at any time on or prior to the Determination Date by delivering written notice of such termination to Parent by 5:00 p.m., San Antonio, Texas time, on or prior to such date. If the Company does not exercise its option to terminate pursuant to the above procedures, then the Environmental Adjustment Amount will be the amount provided in the notice delivered pursuant to the first sentence of this paragraph. The Merger Agreement provides that, in the event the Merger Agreement is terminated pursuant solely to the above procedures, the Company and Parent shall not have any liability to the other pursuant to the Merger Agreement.

     Vote Required to Approve Merger. The Texas Business Corporation Act (the "TBCA") requires, among other things, that the Merger Agreement must be approved by the holders of at least two-thirds of the shares of each class of the Company's capital stock outstanding and entitled to vote on the question or such lesser percentage as is required under the Company's articles of incorporation (but in no event less than a majority). Other than the Shares, there are no shares of any class of the Company's stock outstanding and the Company's articles of incorporation do not contain any provision that would reduce the vote required by the Company's shareholders for approval of the Merger Agreement. Consequently, if required by the TBCA, the Company will call and hold a meeting of its shareholders promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires -- through the Offer, the Merger Agreement or otherwise -- voting power with respect to at least two-thirds of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company. Notwithstanding the foregoing, if the Purchaser acquires ninety percent (90%) or more of the outstanding Shares through the Offer or otherwise, the Purchaser may effect the Merger without the requirement of a meeting of the Company's shareholders or any other action on the part of any other shareholder.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) if required by applicable law, the holders of at least two-thirds of the voting power of all Shares shall have approved the Merger Agreement at a meeting of the Company's Shareholders (the "Company Shareholder Approval"); (b) no federal, state, local or foreign, if any, law, statute, regulation, code, ordinance or decree shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the foregoing provisions shall not be available to any party whose failure to fulfill its obligations as described below under "Reasonable Efforts" shall have been the cause of, or shall have resulted in, such order or injunction; (c) all approvals required for the Merger from Governmental Entities, including, without limitation, those required under the BHC Act, shall have been obtained (and any applicable waiting periods with respect thereto shall have expired) other than those the failure of which to be obtained would not reasonably be expected to result in a Material Adverse Effect (as hereinafter defined) on Parent and its subsidiaries (including the Surviving Corporation and its subsidiaries), taken together, and such approvals shall not have imposed any condition or requirement which in the reasonable judgment of the party or parties affected by such condition or requirement would adversely impact in a material respect the intended economic benefits to such party of the transactions contemplated by the Merger Agreement; and (d) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer.

     "Governmental Entity" means any supranational, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, or other governmental authority.

     Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated at any time prior to the date and time when Articles of Merger meeting the requirements of the TBCA shall have been duly executed and filed in accordance with the TBCA (the "Effective Time") by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Purchaser:

          (a) By the mutual written consent of Parent and the Company, by action of their respective Boards of Directors, provided, however, that following the election or appointment of Purchaser's designees pursuant to the provisions described below under "Board of Directors", such consent of the Company may only be given if approved by the Independent Directors (as hereinafter defined);

          (b) By either Parent or the Company if (i) as of the result of the failure of any of the conditions to the Offer described under "Certain Conditions of the Offer" in Section 14 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer or (ii) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the Outside Date; provided, however, that this right to terminate the Merger Agreement is not available to any party whose failure to perform any of its obligations under the Merger Agreement has to any extent been the cause of, or resulted in, such failure of any of the conditions to the Offer described in Section 14 of this Offer to Purchase or such failure by the Purchaser to have accepted for payment any Shares prior to the Outside Date;

          (c) By either the Company or Parent if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used all commercially reasonable efforts to resist, resolve or lift, as applicable, in accordance with the provisions described below under "Reasonable Efforts") permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used all commercially reasonable efforts to obtain, in accordance with the provisions described below under "Reasonable Efforts"), that is necessary to fulfill the conditions set forth in clause
     (c) and (d) described above under "Conditions of the Merger", as applicable, and such failure to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that this right to terminate the Merger Agreement is not available to any party whose failure to comply with the provisions described below under "Reasonable Efforts" has to any extent been the cause of such action or inaction;

          (d) By either the Company or Parent if the Company Shareholder Approval is required by applicable law and it has not been obtained at a duly held meeting of shareholders of the Company, or at any adjournment thereof;

          (e) By Parent if, prior to purchase of any Shares by Purchaser pursuant to the Offer, (i) the Board of Directors of the Company, or any committee thereof, (A) shall have failed to recommend to the shareholders of the Company that they accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement, (B) shall approve or recommend a Superior Proposal (as defined below under "Acquisition Proposals"), or
     (C) shall resolve to take any of the actions specified in clauses (A) or
     (B) above, or (ii) a tender or exchange offer relating to the capital stock of the Company shall have been commenced by a person unaffiliated with Parent, and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

          (f) By the Company at any time, prior to purchase of any Shares by Purchaser pursuant to the Offer, if the Board of Directors of the Company shall approve a Superior Proposal; provided, however, that prior to any such termination, the Company shall, and shall cause its financial and legal advisors to, provide Parent with a reasonable opportunity (not to exceed a period of three Business Days unless otherwise agreed in writing) to make adjustments in the terms and conditions of the Merger Agreement sufficient to cause the Board of Directors of the Company to determine that such Superior Proposal no longer constitutes a Superior Proposal;

          (g) By Parent, if, prior to purchase of any Shares by Purchaser pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions to the Offer described in paragraphs
     (e) or (f) under "Certain Conditions of the Offer" in Section 14 of this Offer to Purchase would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue;

          (h) By the Company, if, prior to the consummation of the Offer, Parent or Purchaser shall have breached in any material respect any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue in any material respect; or

          (i) As described under "Determination of Offer Price" above.

     Acquisition Proposals. The Merger Agreement provides that the Company shall not directly or indirectly, and it shall use all commercially reasonable efforts to cause its officers, directors, employees, representatives, agents or affiliates, including any investment bankers, attorneys or accountants retained by the Company or any of its subsidiaries or affiliates, not to, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, recapitalization, consolidation, business combination, sale of a substantial portion of the assets of the Company and its subsidiaries, taken as a whole, sale of 15% or more of the shares of capital stock (including by way of a tender offer, share exchange or exchange offer) or similar or comparable transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any such proposal or offer (other than a proposal or offer made by Parent or an affiliate thereof) being herein referred to as an "Acquisition Proposal"), or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any Person relating to, any Acquisition Proposal.

     The Merger Agreement provides that the Board of Directors of the Company may, at any time prior to acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the "Specified Date"), furnish information pursuant to a customary confidentiality agreement to, or engage in discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal of such Person if, (a) the Company has not violated any of the restrictions set forth under this subsection, (b) the Board of Directors of the Company or any committee thereof concludes in good faith after consultation with its outside legal counsel, that such action may be reasonably necessary in order for the Board of Directors of the Company to comply with its fiduciary obligation to the shareholders of the Company under applicable law and (c) only to the extent that, the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisors, that such Acquisition Proposal if consummated would constitute a Superior Proposal (as hereinafter defined).

     "Superior Proposal" means a bona fide Acquisition Proposal the terms of which the Board of Directors of the Company concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of such proposal, including any condition to the consummation of such proposal, and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to holders of the Shares (in their capacity as shareholders) from a financial point of view than the transactions contemplated by the Merger Agreement and (ii) is reasonably capable of being completed (provided that for purposes of this definition the term Acquisition Proposal has the meaning assigned to such term as described above except that (x) the references to "15%" in the definition of "Acquisition Proposal" shall each be deemed to be a reference to "50%" and (y) "Acquisition Proposal" shall only be deemed to refer to a transaction involving the Company, or with respect to assets (including the shares of any subsidiary of the Company) of the Company and its subsidiaries, taken as a whole, and not any of its subsidiaries alone.

     The Merger Agreement further provides that, in response to an unsolicited Acquisition Proposal, the Company's Board of Directors shall be permitted, at any time prior to the Specified Date, (i) to withdraw, modify or change, or propose to withdraw, modify or change, the approval or recommendation by the Board of

Directors of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) to approve or recommend, or propose to approve or recommend, any Acquisition Proposal, but only if, in each case referred to in clauses (i) and (ii), the Board of Directors of the Company concludes in good faith that (a) such Acquisition Proposal would, if consummated, constitute a Superior Proposal and such proposal has not been withdrawn and (b) based on the advice of outside counsel, and in light of such Superior Proposal that the failure to withdraw, withhold, amend, modify or change such recommendation would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the shareholders of the Company under applicable law. The Merger Agreement provides that the Company shall immediately advise Parent in writing if the Board of Directors shall make any determination as to any Acquisition Proposal as contemplated by the preceding sentence.

     The Merger Agreement provides that, in addition to the obligations of the Company set forth in the preceding paragraphs, the Company shall immediately advise Parent in writing of the receipt, directly or indirectly, of any material inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal (including the specific terms thereof and the identity of the other party or parties involved) and furnish to Parent within 24 hours of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto. The Merger Agreement also provides that the Company and its subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

     The Merger Agreement provides that the provisions described above will not prohibit the Company or its Board of Directors (i) from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to the shareholders of the Company with regard to an Acquisition Proposal or (ii) prior to the approval of the Merger Agreement by the shareholders of the Company, from taking any action to approve a Superior Proposal as described in the Merger Agreement.

     The Merger Agreement further provides that none of the provisions described under "Acquisition Proposals" shall (x) permit the Company to terminate the Merger Agreement (except as described under "Termination of the Merger Agreement" above) or (y) affect any other obligation of the Company under the Merger Agreement.

     Fees and Expenses; Termination Fee. The Merger Agreement provides that except as set forth below, whether or not the Offer or the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such Expenses. If the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on the Company or its subsidiaries resulting from the Merger.

     "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, including the preparation, printing, filing and mailing of a proxy statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that, in the event the Merger Agreement is terminated (1) by Parent pursuant to the provisions described in paragraph (e) above under "Termination of the Merger Agreement", (2) by either Parent or the Company pursuant to the provisions described in paragraph (b)(i) above under "Termination of the Merger Agreement" (as a result of the failure to satisfy the Minimum Tender Condition as defined under "Certain Conditions of the Offer" in
Section 14 of this Offer to Purchase) or paragraph (b)(ii) above under "Termination of the Merger Agreement" and at the time of such termination an Acquisition Proposal shall exist and within 12 months of such termination the Company enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this proviso

"Acquisition Proposal" shall have the meaning assigned to such set forth above under "Acquisition Proposals" except that (x) the references to "15%" in the definition of "Acquisition Proposal" shall each be deemed to be a reference to "50%" and (y) "Acquisition Proposal" shall only be deemed to refer to a transaction involving the Company, or with respect to assets (including the shares of any subsidiary of the Company) of the Company and its subsidiaries, taken as a whole, and not any of its subsidiaries alone, or (3) by the Company pursuant to the provision described in paragraph (f) above under "Termination of the Merger Agreement", then, in any such case, the Company shall pay to Parent cash in the amount of $3,000,000 (the "Termination Fee"). The Termination Fee is required to be paid to Parent (x) with respect to terminations described under clause (1) of this paragraph, within five (5) Business Days after termination,
(y) with respect to terminations described under clause 2 of this paragraph, within five (5) Business Days after the earlier of (A) the date the Company consummates an Acquisition Proposal with a third party or (B) the date the Company enters into a definitive agreement with a third party with respect to an Acquisition Proposal and (z) with respect to terminations described under clause
(3) of this paragraph prior to, and shall be a condition precedent to the effectiveness of, such termination.

     The Company acknowledges and agrees that in the event of a breach of its obligations described above under "Acquisition Proposals", the payment of the Termination Fee shall not constitute the exclusive remedies available to Parent, and that Parent shall be entitled to any other remedies provided for in the Merger Agreement, including injunction and specific performance, and all other remedies available at law or in equity to which Parent is entitled.

     Conduct of Business. The Merger Agreement provides that, during the period from the date of the Merger Agreement and continuing until the earliest of (A) such time as nominees of Parent shall comprise a majority of the members of the Company's Board of Directors, (B) the termination of the Merger Agreement in accordance with the provisions described above under "Termination of the Merger Agreement" or (C) the Effective Time, the Company agrees as to itself and the subsidiaries of the Company that (except as expressly contemplated or permitted by the Merger Agreement or as required by a Governmental Entity of competent jurisdiction or to the extent that Parent shall otherwise consent in writing):

          (a) Ordinary Course. The Company and its subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all commercially reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any other provision described under "Conduct of Business" shall be deemed a breach of this clause (a) unless such action would constitute a breach of one or more of such other provisions. In furtherance of the foregoing, the Company shall, and shall cause each of its subsidiaries to:

             (i) extend credit in accordance with existing lending policies, except that it shall not, without the prior written consent of Parent, which consent shall not be unreasonably withheld, make any new loan or modify, restructure or renew any existing loan (except pursuant to commitments made prior to the date of the Merger Agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such Person, would be in the excess of $250,000;

             (ii) maintain in a manner consistent with past practices all of the Company's and its subsidiaries' properties in good repair, order and condition, reasonable wear and tear excepted, and maintain the insurance coverages described in the Merger Agreement or obtain comparable insurance coverages from reputable insurers which, in respect to amounts, types and risks insured, are adequate for the business conducted by the Company and its subsidiaries and consistent with the existing insurance coverages;

             (iii) timely file with all appropriate federal regulatory authorities all financial statements and other material reports, and with all other regulatory authorities file all material financial statements and other material reports, required to be so filed by the Company and/or its subsidiaries and to the extent permitted by applicable law, promptly thereafter deliver to Parent copies of all such financial statements and other material reports required to be so filed;

             (iv) comply in all respects with all applicable laws and regulations, domestic and foreign, except where the failure to so comply would not reasonably be expected to result in a Material Adverse Effect on the Company;

             (v) promptly give written notice to Parent upon obtaining knowledge of any event or fact that would cause any of the representations or warranties of the Company contained in or referred to in the Merger Agreement to be untrue or misleading in any material respect;

             (vi) deliver to Parent a list, dated as of the date of closing of the Merger, showing (i) the name of each bank or institution where the Company and/or its subsidiaries have accounts or safe deposit boxes,
        (ii) the name(s) in which such accounts or boxes are held and (iii) the name of each person authorized to draw thereon or have access thereto;

             (vii) promptly notify Parent of the knowledge on the part of the Company of any material change or inaccuracies in any data previously given or made available to Parent or Purchaser pursuant to the Merger Agreement; and

             (viii) provide access, to the extent that the Company or its subsidiaries have the right to provide access, to any or all of their properties and facilities so as to enable Parent to physically inspect any structure or components of any structure on such property; provided, however, that the Company shall not be required to permit Phase II sampling, subject however to the provisions described below under "Environmental Investigation; Right to Terminate".

          (b) Dividends; Changes in Share Capital. The Company shall not, and shall not permit any of its subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except dividends by wholly owned subsidiaries of the Company to the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned subsidiary of the Company which remains a wholly owned subsidiary of the Company after consummation of such transaction or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by the Company of Shares in the ordinary course of business consistent with past practice in connection with the Company Benefit Plans.

          (c) Issuance of Securities. The Company shall not, and shall not permit any of its subsidiaries to, issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire any such shares or enter into any agreement with respect to any of the foregoing, or any stock appreciation rights or any phantom stock other than (i) the issuance of Shares upon the exercise of stock options granted prior to the date of the Merger Agreement, (ii) issuances by a wholly owned subsidiary of the Company of capital stock to such subsidiary's parent or another wholly owned subsidiary of the Company, (iii) issuances of shares, options, rights or other awards and amendments to equity-related awards in numbers not greater than those set forth in the Company disclosure schedules delivered pursuant to the Merger Agreement and (iv) issuances in connection with actions permitted under clause (e) below.

          (d) Governing Documents. Except to the extent required to comply with their respective obligations hereunder, required by law or required by the rules and regulations of the AMEX, the Company and its subsidiaries shall not amend, in the case of its subsidiaries, in any material respect, or propose to so amend their respective certificates of incorporation, by-laws or other governing documents.

          (e) No Acquisitions. The Company shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of the Company and its subsidiaries in the ordinary course); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing subsidiaries of the Company or (y) the creation of new subsidiaries of the Company organized to conduct or continue activities otherwise permitted by the Merger Agreement.

          (f) No Dispositions. Other than (i) internal reorganizations or consolidations involving existing subsidiaries of the Company, (ii) dispositions referred to in the Company's filings with the Commission prior to the date of the Merger Agreement, (iii) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated by the Merger Agreement, or
     (iv) in the ordinary course of business, the Company shall not, and shall not permit any subsidiary of the Company to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of subsidiaries of the Company) which are material to the Company.

          (g) Investments; Indebtedness. The Company shall not, and shall not permit any of its subsidiaries to, other than deposit liabilities owed to deposit customers in the ordinary course of business, including with respect to Certificates of Deposit and trade accounts payable incurred in the ordinary course of business and other than in connection with actions permitted under clause (e) above, create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of the Merger Agreement except pursuant to the credit facilities, indentures and other arrangements in existence on the date of the Merger Agreement and in the ordinary course of business, and any other indebtedness existing on the date of the Merger Agreement, in each case as such credit facilities, indentures, other arrangements and other existing indebtedness may be amended, extended, modified, refunded, renewed, refinanced or replaced after the date of the Merger Agreement, but only if the aggregate principal amount thereof is not increased thereby, the term thereof is not extended thereby and the other terms and conditions thereof, taken as a whole, are not less advantageous to the Company and its subsidiaries than those in existence as of the date of the Merger Agreement.

          (h) Compensation. Other than (i) as set forth in the Company disclosure schedules delivered pursuant to the Merger Agreement, (ii) as described below under "Stock Options", or (iii) as required to comply with law, the Company shall not, and shall not permit any of its subsidiaries to, except in the ordinary course of business consistent with past practice or as required by an existing agreement or plan, increase the amount of compensation of, or pay or agree to pay or accrue any bonus or like benefit to or for the credit of, any director, officer or employee, make any increase in or commitment to increase any employee benefits or change or modify the period of vesting or retirement age for any participant in any employee benefit plan, enter into any employment, consulting or severance agreement or other agreement with any director, officer or employee, issue any Company Stock Options or any stock appreciation rights or phantom stock, adopt, amend, terminate or make any commitment to adopt any additional employee benefit plan or make any contribution, other than regularly scheduled contributions, to any employee benefit plan.

          (i) Other Actions. The Company shall not, and shall not permit any of its subsidiaries to, take any action that would, or fail to take any commercially reasonable action which failure would, or that could reasonably be expected to, result in, except as otherwise permitted as described above under "Acquisition Proposals", any of the conditions to the Offer or the Merger not being satisfied.

          (j) Further Negative Covenants. Except with the prior written consent of Parent or as otherwise specifically permitted by the Merger Agreement, the Company shall not and shall cause its subsidiaries not to, from the date of the Merger Agreement to the Closing:

             (i) make any material change in the methods used in allocating and charging costs, except as may be required by applicable law, regulation or generally accepted accounting principles and after notice to Parent;

             (ii) cancel any debts, waive any claims or rights of value or sell, transfer, or otherwise dispose of any of its material properties or assets in excess of $10,000, except as described below under "Investment Portfolio" or in the ordinary course of business and consistent with prudent banking practices;

             (iii) dispose of or permit to lapse any rights to the use of any material trademark, service mark, trade name or copyright, or dispose of or disclose to any person other than its employees any material trade secret not theretofore a matter of public knowledge;

             (iv) except through settlement of indebtedness, foreclosure, acquisition in lieu of foreclosure, the exercise of creditors' remedies or in a fiduciary capacity, acquire the capital stock or other equity securities or interest of any Person;

             (v) make any capital expenditure or a series of capital expenditures of a similar nature in excess of $25,000 in the aggregate;

             (vi) make any material income tax or franchise tax election or settle or compromise any federal, state, local or foreign income tax or franchise tax liability;

             (vii) except for negotiations and discussions between the parties to the Merger Agreement relating to the transactions contemplated by the Merger Agreement or as otherwise permitted thereunder, enter into any transaction, or enter into, modify or amend any contract or commitment by which any such transaction, contract, or commitment would obligate the Company in an amount which would exceed $50,000 alone or in the aggregate other than banking transactions entered into in the ordinary course of business and consistent with prudent banking practices;

             (viii) issue any certificates of deposit except in the ordinary course of business and in accordance with prudent banking practices;

             (ix) make any investments except in the ordinary course of business and in accordance with prudent banking practices;

             (x) change any fiscal year or the length thereof;

             (xi) alter the size or composition of its subsidiaries' deposit base, securities portfolio, loan portfolio or asset mix, except as permitted as described below under "Investment Portfolio" or in the ordinary course of business;

provided, however, that notwithstanding anything to the contrary in the Merger Agreement, the Company shall be permitted to dispose of all or a portion of the securities comprising the Investment Portfolio as described below under "Investment Portfolio".

     Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, at least 50.1% of the outstanding Shares of the Company by the Purchaser pursuant to the Offer, and until the Effective Time, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause the Purchaser's designees to be so elected by its existing Board of Directors. In the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, and subject to the preceding sentence, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); provided, that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees). In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute a majority of, the Company's Board of Directors as described above.

     The Independent Directors shall form a committee that, during the period from the time Shares are purchased pursuant to the Offer until the Effective Time, shall have the sole power and authority, by a majority vote of such Independent Directors, for the Company to (a) amend or terminate the Merger Agreement or to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Offer, the Merger or the Merger Agreement, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (c) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser.

     Stock Options. The Merger Agreement provides that the Company and the Parent shall, to the extent permitted under applicable agreements covering any outstanding Company stock option, effective as of the Effective Time (i) cause each outstanding Company stock option, whether or not exercisable or vested, to become fully exercisable and vested, (ii) cause each Company stock option that is outstanding to be canceled and (iii) in consideration of such cancellation, and, except to the extent Parent and the holder of any such Company stock option otherwise agree, cause the Company to pay such holders of the Company stock options an amount in respect of each Company stock option equal to the excess, if any, of the Offer Price over the exercise price of such Company stock option (such payment to be net of applicable withholding taxes).

     Environmental Investigation. The Merger Agreement provides that at any time prior to the Environmental Adjustment Determination Date, Parent and its consultants, agents and representatives, shall have the right, at Parent's expense, to inspect the parcel of real property constituting the Company's Giddings, Texas, branch banking facility (the "Subject Property"), including, without limitation, for the purpose of conducting asbestos surveys and sampling, and such other environmental assessments and investigations, including a Phase II environmental survey, as Parent may believe is reasonably necessary ("Environmental Inspections"). Parent shall conduct such Environmental Inspections as soon as reasonably practicable after the date of the Merger Agreement. Parent shall notify the Company of any physical inspections of the Subject Property which it intends to conduct, and the Company may place reasonable restrictions on the time of such inspections.

     Each party to the Merger Agreement has agreed to indemnify and hold harmless the other parties to the Merger Agreement for any claims for damage to the Subject Property or injury or death to persons in connection with any Environmental Inspection or secondary investigation of the Subject Property to the extent such damage, injury or death is directly attributable to the negligent actions or negligent omissions of such indemnifying party. Parent shall have no liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If the Merger Agreement is terminated, then except as otherwise required by law, Parent shall have no obligation to make any reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey, but such reporting shall remain the responsibility of and within the discretion of the Company. Parent shall have no liability to the Company or the Company subsidiaries for making any report of such results to any governmental authority. If the Offer or the Merger is not consummated other than as a result of any breach of any provision of the Merger Agreement by the Company, or either of them, Parent shall reimburse the Company and the Company subsidiaries for all reasonable costs and expenses incurred as a result of any Environmental Inspection conducted at Parent's request.

     The Company agrees to make available to Parent and its consultants, agents and representatives all documents and other material relating to environmental conditions of the Property including, without limitation, the results of all other environmental inspections and surveys. The Company also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Parent and shall be entitled to certify the same in favor of Parent and its consultants, agents and representatives in such a manner which will entitle Parent to rely upon such reports and make all other data available to Parent and its consultants, agents and representatives. At the written request of the Company, Parent agrees to provide the Company with a copy of all environmental reports prepared by its consultants as a result of the Environmental Inspections. Parent shall keep confidential the reports, surveys and results relating to and of the Environmental Inspections, unless otherwise required by law.

     Investment Portfolio. The Merger Agreement provides, subject to the provisions described below, that the Company shall at all times prior to the closing of the Merger cause the Investment Portfolio to be composed entirely and exclusively of the securities comprising the same as of the date of the Merger Agreement and shall not dispose of, and shall cause each of its subsidiaries not to dispose of, any such securities; provided, however, that, at any time after the Determination Date, the Company shall dispose of all or any portion of the Investment Portfolio as promptly as practicable after receiving written instructions from Parent directing the Company to effect such a disposition; and, provided, further, that, if at any time the Portfolio Gain of the Investment Portfolio is at or below $8,500,000, the Company shall, upon the written request of Parent, promptly dispose of all (or such other portion as Parent may direct) of the securities in the Investment Portfolio in a commercially reasonable manner.

     From the date of the Merger Agreement through the Effective Time, the Company shall cause the proceeds of any sale, redemption or payment upon maturity of any securities constituting part of the Investment Portfolio to be invested exclusively in Permitted Investments (as hereinafter defined).

     "Investment Portfolio" means the securities investment portfolio of NBC Bank, N.A., a wholly owned subsidiary of the Company. The Investment Portfolio shall be deemed to consist only of those securities that were a part thereof as of the date of the Merger Agreement.

     "Permitted Investments" means any of the following: Fed Funds, United States government securities with maturities of less than one year, or such other securities as the parties may agree.

     "Portfolio Gain" means, as of any date, an aggregate amount equal to the sum (i) the unrecognized market appreciation (net of unrecognized market losses) applicable to the Investment Portfolio (or, when used with respect to any security constituting part of the Investment Portfolio, such security), such amount to be determined based on the closing market values of the securities comprising the Investment Portfolio on such date as posted by Bloomberg L.P., plus (ii) with respect to any security constituting part of the Investment Portfolio that has been sold after the date hereof but on or prior to such date, the actual realized profit with respect to such security (and any actual realized losses with respect to any such security shall be deemed a negative Portfolio Gain), plus (iii) $746,000.

     Indemnification and Insurance. The Merger Agreement provides that, after the Purchaser purchases any shares pursuant to the Offer, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former officer, director or employee of the Company and its subsidiaries (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including attorneys' fees and expenses) incurred in connection with any claim, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director or employee of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, (A) to the same extent required under any indemnification provisions included in the Company's or its subsidiary's, as the case may be, constituent or organizational documents as in effect on the date of the Merger Agreement and (B) without limitation to clause (A), to the fullest extent permitted under applicable law; provided that no Indemnified Party may settle any such claim without the prior approval of Parent (which approval shall not be unreasonably withheld or delayed). In the event of any such claim, action, suit, proceeding or investigation (an "Action"), any Indemnified Party wishing to claim indemnification will promptly notify Parent and the Surviving Corporation thereof (provided that failure to so notify Parent and the Surviving Corporation will not affect the obligations of Parent and the Surviving Corporation to provide indemnification except to the extent that Parent and the Surviving Corporation shall have been materially prejudiced as a result of such failure). With respect to any Action for which indemnification is requested, Parent and the Surviving Corporation will be entitled to participate therein at its own expense and, except as otherwise provided below, to the extent that it may wish, Parent and the Surviving Corporation may assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party. After notice from Parent and the Surviving Corporation to the Indemnified Party of its election to assume the defense of an Action, Parent and the Surviving Corporation will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, other than as provided below. Parent and the Surviving Corporation will not settle any Actions without the consent of the Indemnified Party unless such settlement contains a complete release of all Indemnified Parties whether or not they have been named in the Action. The Indemnified Party will have the right to employ counsel in any Action, but the fees and expenses of such counsel incurred after notice from Parent and the Surviving Corporation of its assumption of the defense thereof will be at the expense of the Indemnified Party, unless (i) the employment of counsel by the Indemnified Party has been authorized by Parent and the Surviving Corporation in writing, (ii) the Indemnified Party will have reasonably concluded upon the advice of counsel that there may be a conflict of interest between the Indemnified Party and the Parent and the Surviving Corporation in the conduct of the defense of an Action, or (iii) Parent and the Surviving Corporation shall not in fact have employed counsel to assume the defense of an Action, in each of which cases the reasonable fees and expenses of counsel selected by the Indemnified Party (provided such counsel shall be reasonably satisfactory to Parent and the Surviving Corporation) shall be advanced by Parent or Surviving Corporation within ten Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides a written affirmation by the Identified Party of his good faith belief that he has met the standard of conduct necessary for indemnification under the TBCA and a written undertaking, to the extent required by the TBCA, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding the foregoing, Parent and the Surviving Corporation will not be liable for any settlement effected without its written consent, which will not be unreasonably withheld, conditioned or delayed, and Parent and the Surviving Corporation will only be obligated pursuant to the provisions described under this subsection to pay the fees and disbursements of one counsel (provided such limitation shall not apply to the engagement of such local counsel as may be reasonably necessary) for all Indemnified Parties in any single Action, except to the extent two or more of such Indemnified Parties have conflicting interests in the outcome of such Action.

     The Surviving Corporation shall (i) cause to be maintained in effect in its articles of incorporation and by-laws for a period of six years after the Effective Time, provisions regarding elimination of liability of directors and indemnification of, and advancement of expenses to, officers, directors and employees that are at least as favorable to the Indemnified Parties as those contained in the articles of incorporation and by-laws of the Company as in effect on the date of the Merger Agreement and (ii) for a period of six years after the Effective Time, shall maintain the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance (which premiums the Company has represented to be $44,331 per year in the aggregate); and, provided, further, that if the Surviving Corporation is unable to obtain such insurance or the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     If any claim, action, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions described above shall continue in effect until the final disposition of such claim, action, proceeding or investigation.

     In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to the obligations described above under "Stock Options" and "Indemnification, Exculpation and Insurance".

     Employee Matters. The Merger Agreement provides that, subject to the limitations set forth in the second sentence of this paragraph, Parent shall be afforded the opportunity to interview and meet with the employees of the Company and its subsidiaries during the period commencing upon the consummation of purchase of any Shares by Purchaser pursuant to the Offer and to provide such information as is reasonably necessary with respect to terms of continued employment for such employees of the Company and its subsidiaries who will remain or are expected to remain employees immediately after the Effective Time, which terms may be amended thereafter by Parent in its sole discretion. The subject matter of any such interview conducted by Parent shall be limited to the terms of continued employment for the interviewee should such interviewee remain an employee of the Company after the Effective Time. The Merger Agreement also provides that the Company shall take all action as necessary to terminate the 401(k) Plan maintained by the Company prior to the earlier of (i) the Purchaser's purchase of 80% or more of the outstanding Shares pursuant to the Offer and (ii) the closing of the Merger, provided, however, such action may be rescinded if the Purchaser fails to acquire 80% or more of the outstanding Shares. All of the employee welfare benefit plans maintained by the Company shall be terminated effective as the earlier of (i) the Purchaser's purchase of 80% or more of the outstanding Shares pursuant to the Offer and (ii) the closing of the Merger (the date of such termination being herein referred to as the "Welfare Plan Termination Date"). Parent shall provide the Company with notice of the Welfare Plan Termination Date at least ten (10) Business Days prior thereto. Parent presently intends that, except to the extent that may be required by law, after the Welfare Plan Termination Date, Parent, the Company, the Company subsidiaries, the Surviving Corporation or its subsidiaries will not make additional contributions to the employee benefit plans that were sponsored by the Company or any of the Company subsidiaries at any time prior to the Merger, except for required contributions relating to periods prior to the Welfare Plan Termination Date. Parent agrees that the employees of the Company and the Company subsidiaries who are retained as employees of Parent (or who do not become employees of Parent but who are entitled to elect continuation of health insurance coverage pursuant to Section 4980B of the Code) will be entitled (in the case of those who do not become employees of Parent only to the extent required by Section 4980B of the Code) effective as of the day immediately following the Welfare Plan Termination Date to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Parent and its affiliates, in accordance with the respective terms of such plans and programs; provided, however, that such employees shall receive credit for service with the Company or the Company subsidiaries solely for purposes of plan eligibility and vesting of benefits with respect to the welfare benefits plans of Parent, and Parent shall take all actions necessary or appropriate (including amending plans, if necessary) to facilitate coverage of the Company's and the Company subsidiaries' employees in such plans and programs from and after the Welfare Plan Termination Date, provided, however, that any preexisting condition exclusion or waiting period applicable to any health care plan sponsored by Parent shall be waived with respect to any Company or any Company Subsidiary employee.

     Reasonable Efforts. The Merger Agreement provides that subject to the terms and conditions set forth in the Merger Agreement each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date thereof. In furtherance and not in limitation of the foregoing, each party to the Merger Agreement has agreed to make any appropriate filings pursuant to the BHC Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable after the date thereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the BHC Act and to take all other actions reasonably necessary to cause the approval of the transactions contemplated by the Merger Agreement under the BHC Act and the expiration or termination of the applicable waiting periods under the BHC Act as soon as practicable. Nothing in the above-described provisions shall require any of Parent and its subsidiaries to sell or otherwise dispose of, or permit the sale or other disposition of, any assets of Parent, the Company or their respective subsidiaries, whether as a condition to obtaining any approval from a Governmental Entity or any other person or for any other reason.

     Each of Parent and the Company shall, in connection with the efforts referenced above to obtain all requisite approvals and authorizations for the transactions contemplated by this Merger Agreement under the BHC Act or any other applicable law or regulation, use all commercially reasonable efforts to
(i) make all appropriate filings and submissions with any Governmental Entity that may be necessary, proper or advisable under applicable laws or regulations in respect of any of the transactions contemplated by the Merger Agreement, (ii) cooperate in all respects with each other in connection with any such filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (iii) promptly inform the other party of any communication received by such party from, or given by such party to the Federal Reserve Board or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement and (iv) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the Federal Reserve Board or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the Federal Reserve Board or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

     The Merger Agreement provides that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any applicable law or regulation, each of Parent and the Company shall cooperate in all respects with each other and use all commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement. Nothing in the above-described provisions shall limit a party's right to terminate the Merger Agreement pursuant to the provisions described above under "Termination of the Merger Agreement" so long as such party has up to then complied in all respects with its obligations under the above-described provisions.

     The Merger Agreement provides that any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any applicable law or regulation or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any applicable law or regulation, each of Parent and the Company shall use all commercially reasonable efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such law or regulation so as to permit consummation of the transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; subsidiaries; capitalization; corporate authorizations; government authorizations; financial statements; loans; Commission filings; absence of undisclosed liabilities; accuracy of certain disclosures; absence of certain changes; litigation; compliance with laws; environmental matters; employment matters; ERISA compliance; taxes; shareholder voting requirements; opinion of the Company's financial advisor; intellectual property; contracts; regulatory matters; title to properties and insurance.

     Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified as to "materiality" or "material adverse effect". For purposes of the Merger Agreement and the Offer, the term "Material Adverse Effect" means, with respect to any entity, any adverse change, circumstance or effect that is materially adverse to the business, assets, liabilities, financial condition or results of operations of such entity and its subsidiaries taken as a whole, other than any change, circumstance or effect relating to (i) the economy or securities markets in general, (ii) regional economic conditions that have a similar effect on other participants in such region in the industries which Parent or the Company, as the case may be, operates, (iii) the industries in which Parent or the Company, as the case may be, operates and not specifically relating to (or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other industry participants) on ) Parent or the Company, as the case may be, (iv) changes in any tax laws or regulations or applicable accounting regulations or principles in each case not specifically relating to Parent or the Company, as the case may be, or (v) actions or omissions by either Parent or the Company, or any of their subsidiaries, as the case may be, taken with the written permission of the other party in connection with the transactions contemplated by the Merger Agreement.

     Procedure for Amendment, Extension, Waiver or Termination. The Merger Agreement may be amended by the parties to the Merger Agreement, by an action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company and Purchaser, provided, however, that after the purchase of Shares pursuant to the Offer, no amendment may be made which decreases the Offer Price or otherwise negatively impacts the shareholders of the Company, and, after the Company Shareholder Approval has been obtained, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     At any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

     The Shareholder Agreements. Concurrently with the execution and delivery of the Merger Agreement, Parent entered into agreements with certain officers and directors of the Company owning in the aggregate 508,867 Shares (exclusive of stock options) pursuant to which such officers and directors have agreed to validly tender (and not to withdraw) in the Offer all of such Shares, which Shares represent approximately 13.5% of the outstanding Shares (or approximately 12.3% of the outstanding Shares on a fully diluted basis). Set forth below are the names of each person with whom Parent has entered into such an agreement, together with such person's position(s) with the Company and the number of Shares owned by such person:

                                                                            SHARES
            NAME                       POSITION(S) WITH COMPANY              OWNED
            ----              ------------------------------------------    -------
Tamir Hacker                  Director                                      305,400
Marvin E. Melson              Director, Chief Executive Officer and         136,631
                                President
John W. Lettunich             Director                                       61,836
Charles T. Meeks              Director                                        5,000
                                                                            -------
          Total                                                             508,867

  The Confidentiality Agreement.

     Pursuant to the Confidentiality Agreement, the Company and Parent agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information shall be exchanged pursuant to the Merger Agreement shall be kept confidential in accordance with the terms thereof.

  Plans for the Company.

     If at least 50.1% of the outstanding Shares are purchased by the Purchaser pursuant to the Offer, Parent may designate its representatives as a majority of the Company's Board of Directors. Following completion of the Offer and the Merger, Parent intends to integrate the Company's operations with those of Parent under the direction of Parent's management. Parent's principal reason for acquiring the Company is the strategic fit of the Company's operations with Parent's operations. Parent intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's corporate structure, capitalization, management or dividend policy.

  Dissenters' Rights.

     The holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of Articles 5.11 - 5.13 of the TBCA (or, if Parent acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, pursuant to Article 5.16 of the TBCA) (collectively, the "Appraisal Provisions") to dissent and demand appraisal and obtain payment in cash for the fair value of their Shares. Under the Appraisal Provisions, dissenting shareholders who comply with the applicable statutory procedures will be entitled to demand payment of the fair value of their Shares. If a shareholder and the surviving corporation in the Merger do not agree on such fair value, the shareholder will have the right to receive a judicial determination of the fair value of such shareholder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest beginning 91 days from the date of consummation of the Merger to the date of a judicial determination on the amount determined to be the fair value of such Shares. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     If any holder of Shares who gives notice of dissent under the Appraisal Provisions fails to perfect, or effectively withdraws or loses his or her right to dissent, as provided in the Appraisal Provisions, the Shares of such holder will be converted into the right to receive an amount per Share in cash equal to the Offer Price in accordance with the Merger Agreement. A shareholder may withdraw his or her notice of dissent and demand for payment by delivery to Parent of a written withdrawal of his or her notice of dissent and demand for payment at any time before payment for his or her Shares or before the filing of any petition pursuant to Article 5.12 or 5.16 of the TBCA.

     The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to Articles 5.11-5.13 and
5.16 of the TBCA. FAILURE TO FOLLOW THE STEPS REQUIRED BY ARTICLES 5.11 - 5.13 AND 5.16, AS APPLICABLE, OF THE TBCA FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Going-Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the Commission and disclosed to shareholders prior to the consummation of the Merger.

13. DIVIDENDS AND DISTRIBUTIONS

     As discussed in Section 12 of this Offer to Purchase, the Merger Agreement provides that from July 30, 2001, to the earliest of (A) such time as nominees of Parent shall comprise a majority of the members of the Company's Board of Directors, (B) the termination of the Merger Agreement pursuant to the provisions described under "Termination of the Merger Agreement" in Section 12 of this Offer to Purchase or (C) the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, and shall not propose to, declare or pay any dividends or make other distributions in respect of its capital stock except dividends by wholly-owned subsidiaries of the Company to the Company.

14. CERTAIN CONDITIONS OF THE OFFER

     The Merger Agreement provides that notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least two-thirds of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares, whether or not then exercisable) (the "Minimum Tender Condition"), and (ii) all approvals required for the consummation of the Offer and Merger from Governmental Entities, including, without limitation, those required under the BHC Act, shall have been obtained (and any applicable waiting periods with respect thereto shall have expired) other than those the failure of which to be obtained would not reasonably be expected to result in a Material Adverse Effect on Parent and its subsidiaries, taken together, and such approvals shall not have imposed any condition or requirement which in the reasonable judgment of Parent would adversely impact in a material respect the intended economic benefits to Parent of the transactions contemplated by the Merger Agreement. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and, subject to the provisions described under "The Merger Agreement -- The Offer" in Section 12 of this Offer to Purchase, may terminate or amend the Offer, with the consent of the Company or if, as of the scheduled expiration date of the Offer (as extended pursuant to the provisions described under "Terms of the Offer" in Section 1 of this Offer to Purchase) and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

          (a) any federal, state, local or foreign law, statute, regulation, code, ordinance or decree shall have been adopted, promulgated or otherwise in effect, or any temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger;

          (b) there shall be pending any suit, action or proceeding by or before any Governmental Entity (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of Shares (or shares of common stock of the Surviving Corporation) by Parent or the Purchaser, (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and their respective subsidiaries taken as a whole;

          (c) there shall not have occurred after the date of the Merger Agreement any Material Adverse Effect on the Company;

          (d) there shall have occurred and continue to exist (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of ten consecutive trading hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to marked conditions), which materially and adversely affects the extension of credit in the Company's marketplace, or (ii) a declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States which materially and adversely affects the extension of credit in the Company's marketplace;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement that is qualified as to materiality or as to a Company Material Adverse Effect shall not be true and correct or any of the representations and warranties of the Company set forth in the Merger Agreement that is given without such qualifications is not true and correct in any material respect, in each case, as of the date of the Merger Agreement and at the scheduled or extended expiration of the Offer (except to the extent in either case that any such representation or warranty speaks as of another date, in which case such representation and warranty shall be true and correct as of such other date);

          (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant required to be performed or complied with by it under the Merger Agreement;

          (g) the Board of Directors of the Company or any committee thereof shall have publicly (including by amendment of its Schedule 14D-9) withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the provisions described under "Acquisition Proposals" in Section 12 of this Offer to Purchase, or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

          (h) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion, except that the Minimum Tender Condition may not be waived without the consent of the Company. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of the Purchaser, Parent or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought. While (except as otherwise expressly described in this Section 15) the

Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 of this Offer to Purchase for a description of certain conditions to the Offer.

     State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     The Company has advised Parent that it conducts business only in the State of Texas, which has enacted a takeover law as described below under "Texas Business Combination Law". Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Company may not be obligated to accept for payment any Shares tendered pursuant to the Offer. See "Certain Conditions of the Offer" in Section 14 of this Offer to Purchase.

     Texas Business Combination Law. The State of Texas has enacted Part Thirteen (Article 13.01 et seq.) of the TBCA (the "Business Combination Law") which has application to "issuing public corporations" formed under the TBCA, such as the Company. The Business Combination Law imposes a three year moratorium on certain business combination transactions between an issuing public corporation and an "affiliated shareholder" (generally, a beneficial owner of 20% or more of the then outstanding voting shares of the issuing public corporation) or any affiliate or associate of the affiliated shareholder unless
(i) the proposed business combination, or the purchase or acquisition of voting shares on the date such person became an affiliated shareholder (the "Share Acquisition Date"), was approved by the board of directors of the issuing public corporation prior to the affiliated shareholder's Share Acquisition Date or (ii) the proposed business combination is approved by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding the shares owned by the affiliated shareholder and its affiliates and associates) at a meeting of shareholders (and not by written consent) duly called for that purpose not less than six months after the affiliated shareholder's share acquisition date of such affiliated shareholder. Application of the Business Combination Law is subject to a number of exceptions. On July 30, 2001, the Company's board of directors approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and, by doing so, made the Business Combination Law inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement.

     BHC Act. Parent's and the Purchaser's consummation of the Offer and the Merger (together, the "Transactions") is subject to the prior approval of the Federal Reserve Board under the BHC Act. Assuming the Federal Reserve Board approves the Transactions, the Transactions may not be consummated for 30 days, during which time the Department of Justice ("DOJ") may challenge the Transactions on antitrust grounds and seek divestiture of certain assets and liabilities. With agreement of the Federal Reserve Board and the DOJ, this waiting period may be reduced to no fewer than 15 days.

     The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     Also, in reviewing a transaction under the BHC Act, the Federal Reserve Board will consider the financial and managerial resources of Parent, the Company and their subsidiary banks and the convenience and needs of the communities to be served. As part of its consideration of these factors, Parent expects that the Federal Reserve Board will consider the regulatory status of Parent and the Company, including legal and regulatory compliance, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, and the regulations issued under that statute.

     Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account Parent's records of performance in meeting the credit needs of its communities, including low- and moderate-income neighborhoods, served by its subsidiary banks. Each of Parent's banking subsidiaries has received a satisfactory rating in its most recent Community Reinvestment Act examination from its federal regulator with respect to this criterion.

     The Federal Reserve Board will furnish notice and a copy of the application for approval of the Transactions to the Office of the Comptroller of the Currency and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from the Office of the Comptroller of the Currency within this 30-day period. Furthermore, the BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the application submitted by Parent for approval of the Transactions, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

     If the DOJ were to commence an antitrust action, that action would stay the effectiveness of Federal Reserve Board approval of the Transactions unless a court specifically orders otherwise. In reviewing the Transactions, the DOJ could analyze the Transactions' effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the Transactions' effects on competition. In particular, the DOJ may focus on the impact of the Transactions on competition for loans and other financial services to small and middle market businesses. A determination by the DOJ not to object to the Transactions may not prevent the filing of antitrust actions by private persons or the Attorney General of the State of Texas.

     Other Regulatory Authorities. Applications or notifications are being filed with various state and/or foreign regulatory authorities and self-regulatory organizations in connection with acquisitions or changes in control of subsidiaries of the Company, including banks, broker-dealers and insurance subsidiaries, that may be deemed to result from the Transactions. In addition, the Transactions may be reviewed by the Attorney General of the State of Texas. These authorities may be empowered under the applicable state laws and regulations to investigate or disapprove the Transactions under the circumstances and based upon the review provided for in applicable state laws and regulations.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and the related rules promulgated by the Federal Trade Commission ("FTC"), some acquisition transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice and the FTC and waiting period requirements have been satisfied. Because the offer and the Merger are subject to prior approval under the BHC Act as described above under "BHC Act," the purchase of the Shares pursuant to the Offer and the subsequent Merger is not subject to these requirements.

16. FEES AND EXPENSES

     Sandler O'Neill is acting as Dealer Manager for the Offer, for which Parent will pay Sandler O'Neill customary compensation. In addition, Sandler O'Neill has provided certain financial advisory services to Parent and the Purchaser in connection with their acquisition of the Company. In the past, Sandler O'Neill has also provided other investment banking services for Parent and has received compensation for such services. Sandler O'Neill may also provide investment banking services to Parent in the future and will receive compensation for such services. In addition, Parent has an investment interest of less than 5% in Sandler O'Neill. Parent also has agreed to reimburse Sandler O'Neill for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Sandler O'Neill and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business as a broker-dealer, Sandler O'Neill and its affiliates may purchase securities from and sell securities to Parent or the Company. Sandler O'Neill may also actively trade the securities of Parent and the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Parent and the Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and The Bank of New York to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 of this Offer to Purchase (except that such material will not be available at the regional offices of the Commission).

                                          NBC ACQUISITION CORP.

August 9, 2001

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            PARENT AND THE PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director or executive officer is International Bancshares Corporation, 1200 San Bernardo Ave., Laredo, Texas 78040, and its telephone number is (956) 722-7611.

NAME, POSITION WITH PARENT AND CITIZENSHIP     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------------------------     -----------------------------------------------------------------
Lester Avigael                                 Retail Merchant and Director of International Bank of Commerce, a
  Director                                     wholly-owned subsidiary of Parent ("IBC").
  United States
Irving Greenblum                               Retail Merchant (Muebleria Mexico, S.A.).
  Director
  United States
R. David Guerra                                Director and Vice President of Parent, Director of IBC and
  Director and Vice President of Parent        President of IBC Branch in McAllen, Texas.
  United States
Daniel B. Hastings Jr.                         Licensed U.S. Custom Broker and Director of IBC.
  Director
  United States
Richard E. Haynes                              Attorney at Law, Real Estate Investments and Director of IBC.
  Director
  United States
Imelda Navarro                                 Treasurer of Parent and Senior Executive Vice President of IBC.
  Treasurer of Parent
  United States
Sioma Neiman                                   International entrepreneur.
  Director
  Mexico
Peggy J. Newman                                Real Estate Investments, President of Newman Poultry Co. and
  Director                                     Director of IBC.
  United States
Dennis E. Nixon                                Chairman of the Board of Directors and President of Parent and
  Chairman of the Board and                    Chief Executive Officer and Director of IBC.
  President of Parent
  United States
Leonardo Salinas                               Real Estate Investments and Director of IBC; formerly Vice
  Director                                     President of Parent through June, 2000.
  United States
Antonio R. Sanchez, Jr.                        Chairman of the Board of Sanchez Oil & Gas Corporation,
  Director                                     Investments and Director of IBC
  United States

     2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address of each such director and executive officer is NBC Acquisition Corp., in care of International Bancshares Corporation, 1200 San Bernardo Ave., Laredo, Texas 78040. All such directors and executive officers listed below are citizens of the United States.

NAME, POSITION WITH THE PURCHASER AND CITIZENSHIP  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
-------------------------------------------------  -----------------------------------------------------------------
Dennis E. Nixon                                    Chairman of the Board of Directors and President of Parent and
  Sole Member of the                               Chief Executive Officer and Director of IBC.
  Board of Directors and
  President of the Purchaser
  United States
Jonathan A. Nixon                                  General Counsel of Parent from September 2000 to present;
  Secretary                                        attorney with Cox & Smith Incorporated from August 1996 to
  United States                                    September 2000.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is

                              THE BANK OF NEW YORK

  By Registered or Certified      By Facsimile Transmission:     By Hand or Overnight Courier:
              Mail:

 Tender & Exchange Department     (for Eligible Institutions    Tender and Exchange Department
        P.O. Box 11248                       Only)                    101 Barclay Street
     Church Street Station                                        Receive and Deliver Window
      New York, New York                (212) 815-6213             New York, New York 10286
             10286
                                     For Confirmation Only
                                          Telephone:
                                        (212) 815-6156

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [Innisfree LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834

                      The Dealer Manager for the Offer is:

                        SANDLER O'NEILL & PARTNERS, L.P.
                      Two World Trade Center, 104th Floor
                            New York, New York 10048
                           (866) 732-1234 (toll free)